EXHIBIT (c)(xviii)

Announcement entitled “QTC update re: Commonwealth Guarantee”.

Exhibit (c)(xviii)

QTC UPDATE RE COMMONWEALTH GUARANTEE

On 16 June 2009, following the announcement of the State Budget, Queensland Treasurer Andrew Fraser announced QTC’s intention to apply for the Commonwealth Government Guarantee for all existing Australian dollar denominated benchmark bond lines, with a maturity date of between 12 months and 15 years.

Today, QTC submitted its application for the Commonwealth Government Guarantee in relation to the following QTC bond lines:

BOND LINES
6.00%	14 June 2011
6.50%*	16 April 2012 (domestic bonds only)
6.00%	14 August 2013
6.00%	14 October 2015
6.00%	14 September 2017
6.25%*	14 June 2019 (domestic bonds only)
6.00%*	14 June 2021 (domestic bonds only)

*	Currently only domestic bonds on issue

In accordance with the Guarantee scheme rules, QTC anticipates the Reserve Bank of Australia (RBA), as scheme administrator, will make a decision on its domestic bond application and issue eligibility certificates within two business days.

However, the RBA’s decision to approve QTC’s global bond application and issue eligibility certificates will be deferred until all US and Luxembourg legal and regulatory requirements have been met by both the Commonwealth and QTC, and once necessary amendments to QTC’s global bond program have been finalised. Unlike QTC’s domestic bonds, global bonds are registered with the US Securities and Exchange Commission and listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

QTC will provide an update on the expected timeframes for its global bond application as the information becomes available.

As originally announced by the Treasurer, QTC reserves the right to issue non-guaranteed bond lines.

For further information, contact Mike Gibson, Senior Portfolio Manager, on ph 07 3842 4775 or 0407 023 451.

Note: This announcement does not constitute an offer of any securities for sale.

Regards,

Richard Jackson
General Manager, Financial Markets